SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 28, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP Files 2008 20-F Report with the U.S. SEC

São Paulo, April 28, 2010 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (NYSE: SBS; BM&FBovespa: SBSP3) (the “Company”), one of the largest water and sewage services providers in the world based on the number of customers, has filed its annual report on Form 20-F for the year ended December 31, 2008 (the “2008 20-F”) with the Securities and Exchange Commission (the “SEC”).

The 2008 20-F will be available on both the SEC's website at www.sec.gov and on the Company's website at www.sabesp.com.br. In addition, shareholders may receive a hard copy of this document, which contains the Company's complete audited financial statements, free of charge, by requesting a copy within a reasonable period of time to:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

As previously disclosed, SABESP was unable to file its 2008 20-F with the SEC on a timely basis due to a qualification in its audit report for the fiscal year ended December 31, 2008. In January, the New York Stock Exchange (“NYSE”) Listing and Compliance Committee and senior management of NYSE Regulation agreed to provide the Company with an additional trading period of up to four months, subject to the NYSE’s reassessment on an ongoing basis. The Company restated its financial statements to record a R$409.1 million provision for losses relating to pension plan benefits provided for by Law 4819/58, which were paid by the Company on behalf of the State of São Paulo pursuant to a court decision, and a R$535.4 million provision relating to the actuarial commitment for pension beneficiaries under Law 4819/58. Following the restatement of the financial statements, the Company’s independent auditors issued an unqualified report for the fiscal year ended December 31, 2008, and the Company accordingly filed its 2008 20-F with the SEC.

The restatement of the Company’s financial statements for the fiscal year ended December 31, 2008 does not affect the reconciliation of the Brazilian GAAP financial statements to U.S. GAAP, since the U.S. GAAP financial statements already reflected provisions for losses relating to the disputed amounts.

Capital Markets and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 28, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.